FORM 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



For the month of August 2002



                    Euro Tech Holdings Company Limited
              -----------------------------------------------
              (Translation of registrant's name into English)


       18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
       -------------------------------------------------------------
                  (Address of Principal executive offices)



	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F  [ X ]                     Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes  [   ]                          No [  X ]


	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-__________.



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Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 4



Item 5.  Other Events
---------------------

On August 20, 2002, Euro Tech Holdings Company Limited (the
"Company") held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

	Proposals presented to the shareholders at that meeting were the following:

Proposal 1.   The election of the following eight persons to the
              Company's Board of Directors:

                      T.C. Leung
                      Jerry Wong
                      Nancy Wong
                      C.P. Kwan
                      Alex Sham
                      Y.K. Liang
                      Ho Choi Chiu
                      Wang Xu Hong

Proposal 2.   Approve the Company's 2002 Officers' and Directors'
              Stock Option and Incentive Plan (the "2002 Option Plan").

Proposal 3.   Ratify Pricewaterhouse Coopers, Hong Kong as the
              Company's independent auditors for the Company's fiscal year to end December 31, 2002 ("Fiscal 2002").

	An aggregate of 2,386,503 shares, representing approximately 77.9% of the Company's 3,064,151 issued and outstanding shares were present in person or by proxy. A clear quorum was present.

	The shareholders in person or by proxy voted their shares as follows:


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Euro Tech Holdings Company Limited
Form 6-K
Page 3 of 4


Proposal Number 1.	Election of Directors:
==================


-------------------------------------------------------------------------------------

                      For      Against     Withhold      Approximate Percentage of
                                           Authority           "For Votes"
-------------------------------------------------------------------------------------
                                                      Of Shares    Of All Issued &
                                                       Present     Outstanding Shares
                                                     --------------------------------
T.C. Leung         2,381,078    1,651         858       99.8%           77.8%
Jerry Wong         2,381,078    1,651         858       99.8%           77.8%
Nancy Wong         2,381,078    1,651         858       99.8%           77.8%
C.P. Kwan          2,381,078    1,651         858       99.8%           77.8%
Alex Sham          2,381,078    1,651         858       99.8%           77.8%
Y.K. Liang         2,381,078    1,651         858       99.8%           77.8%
Ho Choi Chu        2,381,078    1,651         858       99.8%           77.8%
Wang Xu Hong       2,381,078    1,651         858       99.8%           77.8%
-------------------------------------------------------------------------------------


Proposal Number 2.	Approve the 2002 Option Plan:
==================

---------------------------------------------------------------------------

      For            Against     Withhold    Approximate Percentage of
                                 Authority         "For Votes"
---------------------------------------------------------------------------
                                             Of Shares    Of All Issued &
                                             Present     Outstanding Shares
                                             ------------------------------

   1,876,289         19,703        1,508       78.6%           61.2%
---------------------------------------------------------------------------


Proposal Number 3.	Ratify Auditors:
==================


---------------------------------------------------------------------------

      For            Against     Withhold    Approximate Percentage of
                                 Authority         "For Votes"
---------------------------------------------------------------------------
                                             Of Shares    Of All Issued &
                                             Present     Outstanding Shares
                                             ------------------------------
    2,382,794          325          468        99.8%            77.8%
---------------------------------------------------------------------------


	As a result, all of the Company's director-nominees were elected as Directors of the Company to serve in that capacity for the ensuing year and the 2002 Option Plan was approved. Also, the retention of Pricewaterhouse Coopers, Hong Kong as the Company's auditors for the Company's 2002 Fiscal Year was ratified.

Euro Tech Holdings Company Limited
Form 6-K
Page 4 of 4


                             SIGNATURES
                             ----------

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    EURO TECH HOLDINGS COMPANY LIMITED
                                    (Registrant)


Dated: September 9, 2002            By:       /s/ T. C. Leung
                                       -----------------------------------
                                       T.C. Leung, Chief Executive Officer
                                       and Chairman of the Board



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